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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                SEC File Number: 000-33103
                                                Cusip Number: N/A

             (CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                   [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                      For Period Ended: September 30, 2006

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         PART I. REGISTRANT INFORMATION

                      ATEL CAPITAL EQUIPMENT FUND VIII, LLC
                            (Full Name of Registrant)

                         Former Name if Applicable: N/A

     600 California Street, 6th Floor, San Francisco, California 94108-2733
      (Address of Principal Executive Office, Street and Number) (Zip Code)

                        PART II. RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ ]

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant cannot file the Quarterly Report on Form 10-Q for the period ended September 30, 2006 within the prescribed time period because the Company does not have all information necessary to complete the required financial reports by November 14, 2006. The Company will file the Quarterly Report on Form 10-Q for the period ended September 30, 2006 with completed financial statements as soon as practicable.

                           PART IV. OTHER INFORMATION

     (1) The name and telephone number of the person to contact in regard to this notification is Mr. Samuel Schussler at (415) 989-8800.

     (2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

          /  / Yes                 / X / No

          Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005, March 31, 2006 and June 30, 2006, and Annual Report on Form 10-K for the year ended December 31, 2005.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          /  / Yes                 / X / No

     The Registrant, ATEL Capital Equipment Fund VIII, LLC, has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   November 14, 2006
                                   ATEL Capital Equipment Fund VIII, LLC
                                   By ATEL Financial Services, LLC,
                                   Manager of Registrant

                                   By:  /s/ SAMUEL SCHUSSLER
                                   -------------------------------------------
                                   Samuel Schussler, Chief Accounting Officer